# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HYCROFT MINING HOLDING CORP, CIK 0001718405
CUSIP: 44862P109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4300 Water Canyon Road, Unit 1, Winnemucca, Nevada (NV), 89445
Date of event which requires filing of this statement: 12/16/2025
Filed by CIK 0001491714
Persons authorized to receive notices and communications: Mark Mandel, Baker & McKenzie LLP, 452 Fifth Avenue, New York, New York (NY), 10018, (212) 626-4100

## Reporting persons
- Sprott Eric (CIK 0001491714): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 36,618,704; sole dispositive power 0; shared dispositive power 36,618,704; aggregate amount beneficially owned 36,618,704 (42.1% of the class)
  Comment: 1 Includes (a) 26,725,528 shares of Class A common stock, par value $0.0001 per share ("Common Stock"), of Hycroft Mining Holding Corporation (the "Issuer") held of record by 2176423 Ontario Ltd. ("2176423 Ontario"), (b) 4,672,352 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock held of record by 2176423 Ontario, (c) 3,880,824 shares of Common Stock held of record by Sprott Mining Inc. ("Sprott Mining"), a wholly-owned subsidiary of 2176423 Ontario, and (d) 1,340,000 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock held of record by Sprott Mining. 2176423 Ontario also holds warrants to acquire an additional 5,515,824 shares of Common Stock, but the terms and conditions of such warrants preclude 2176423 Ontario from exercising the warrants to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to exceed certain beneficial ownership limitations. Warrants exercisable for 3,175,000 shares of Common Stock are subject to a beneficial ownership limitation of 19.99%, while warrants exercisable for 2,340,824 shares of Common Stock are subject to a beneficial ownership limitation of 9.8%. The warrants exercisable for 4,672,352 shares of Common Stock mentioned in (b) above are not subject to a beneficial ownership limitation. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Stock held by the entity through his ownership interests in 2176423 Ontario.
  
  2 The percentage set forth in Row 13 of this Cover Page is calculated based on 86,979,143 shares of Common Stock deemed outstanding, which consists of (i) 80,966,791 shares of Common Stock outstanding as of December 2, 2025, as disclosed by the Issuer to the Reporting Persons and (ii) 6,012,352 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons that are not subject to a beneficial ownership limitation.
- 2176423 Ontario Ltd. (CIK 0001925668): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 36,618,704; sole dispositive power 0; shared dispositive power 36,618,704; aggregate amount beneficially owned 36,618,704 (42.1% of the class)
  Comment: 3 The percentage set forth in Row 13 of this Cover Page is calculated based on 86,979,143 shares of Common Stock deemed outstanding, which consists of (i) 80,966,791 shares of Common Stock outstanding as of December 2, 2025, as disclosed by the Issuer to the Reporting Persons, and (ii) 6,012,352 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons that are not subject to a beneficial ownership limitation.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: HYCROFT MINING HOLDING CORP
Address of issuer's principal executive offices: 4300 Water Canyon Road, Unit 1, Winnemucca, Nevada (NV), 89445
Comment: This Amendment No. 9 (this "Amendment") is being filed to update the percentage of shares beneficially owned by the Reporting Persons and hereby amends and supplements the Statement filed with the SEC on March 24, 2022, as further amended on March 28, 2022, April 14, 2022, June 28, 2022, June 17, 2025, September 10, 2025, October 16, 2025, November 12, 2025, and December 5, 2025. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement. Except as amended or supplemented hereby, the information set forth in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 9, 10, 11, 12, 15, 16 and 17, 2025, Sprott Mining, a wholly owned subsidiary of 2176423 Ontario, completed open market purchases of 1,140,000 shares of Common Stock of the Issuer, whereby Sprott Mining purchased on December 9 300,000 shares of Common Stock at an average purchase price of $11.74, purchased on December 10 60,000 shares of Common Stock at an average purchase price of $11.64, purchased on December 11 120,000 shares of Common Stock at an average purchase price of $12.36, purchased on December 12 40,000 shares of Common Stock at an average purchase price of $13.30, purchased on December 15 200,000 shares of Common Stock at an average purchase price of $13.02, purchased on December 16 200,000 shares of Common Stock at an average purchase price of $13.03, and purchased on December 17 220,000 shares of Common Stock at an average purchase price of $14.60, for combined gross proceeds of approximately $14,657,600. The source of funds for acquiring the Common Stock and warrants to purchase shares of Common Stock described herein was the working capital of Sprott Mining.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on December 18, 2025, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 36,618,704 shares of Common Stock, which represents 42.10% of the 86,979,143 shares of Common Stock deemed outstanding, which consists of (i) the 80,966,791 shares of Common Stock outstanding as of December 2, 2025, as disclosed on the by the Issuer to the Reporting Persons, and (ii) 6,012,352 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons. 2176423 Ontario also holds warrants to acquire an additional 5,515,824 shares of Common Stock, but the terms and conditions of such warrants preclude 2176423 Ontario from exercising the warrants to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to exceed certain beneficial ownership limitations. Warrants exercisable for 3,175,000 shares of Common Stock are subject to a beneficial ownership limitation of 19.99%, while warrants exercisable for 2,340,824 shares of Common Stock are subject to a beneficial ownership limitation of 9.8%.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in rows 7, 8, 9 and 10 of the cover pages to this Statement are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 3 of this Amendment, the transactions described in Item 3 of Amendments 6, 7 and 8 filed with the SEC on November 12 and December 5, 2025 respectively, and an open market purchase of 400,000 shares of Common Stock by Sprott Mining on November 17, 2025 for an average purchase price per share of $10.37, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

## Signatures
- Sprott Eric: /s/ Eric Sprott, Eric Sprott (12/18/2025)
- 2176423 Ontario Ltd.: /s/ Eric Sprott, Eric Sprott/President (12/18/2025)